UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission file number: 001-39259

China Liberal Education Holdings Limited

7th Floor, Building 5, No. 2 Zhenxing Road,

Changping District, Beijing,

People’s Republic of China 102299

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

In connection with an Extraordinary General Meeting of Shareholders of China Liberal Education Holdings Limited, company incorporated under the laws of the Cayman Islands (the “Company”), the Company hereby furnishes the following document:

Exhibits

Exhibit No.	Description

99.1

Notice and Proxy Statement of Extraordinary General Meeting of Shareholders, dated February 6, 2025, to be mailed to the shareholders of the Company in connection with the Extraordinary General Meeting of Shareholders of the Company

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

China Liberal Education Holdings Limited

Date: February 6, 2025	By:	/s/ Ngai Ngai Lam
Ngai Ngai Lam
Co-Chief Executive Officer and Chairperson of the Board of Directors

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